Exhibit 99.27(d)(4)

                Non-Transferable General Account Election Rider



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                 NON-TRANSFERABLE GENERAL ACCOUNT ELECTION RIDER

Under the terms specified below, the policy owner may make a permanent and irrevocable election to transfer the policy value to the Non-Transferable General Account in order to secure guarantees of principal and minimum future credited interest rates.

This rider is attached to and made a part of the policy as of the Rider Date. Except as stated in the Rider, it is subject to all of the provisions contained in the policy.

POLICY NUMBER:               [2000000]

FIRST INSURED:               [John M. Doe]

SECOND INSURED:              [Mary A. Doe]

RIDER DATE:                  [January 10, 2002]


NON-TRANSFERABLE GENERAL ACCOUNT ELECTION
On or after the 15th policy anniversary, the owner may choose to transfer all policy value, and assign all future premiums, to the Non-Transferable General Account (NTGA). The NTGA is part of the General Account. From the effective date of the election onward, the owner cannot transfer policy value or assign premium payments to any Subaccount of the Separate Account, nor to any segment of the General Account, including the Guaranteed Interest Account, from which policyvalue may be transferred to the Subaccounts. All policy value shall be part of the NTGA after the Rider Date.

HOW TO MAKE THE ELECTION
To exercise the option, You must mail a completed NTGA Election application to Our main administrative office. We reserve the right to require that this policy first be returned to Us before the election is executed.

EFFECTIVE DATE OF THE ELECTION
Your election will be effective on the date We complete the processing of Your application. At this time, all Subaccount values will move to the NTGA. We will normally complete such processing within 7 days after We receive Your written application and, if required, this policy. However, We may, at Our discretion, postpone the effective date for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing) or when the Securities and Exchange Commission has determined that a state of emergency exists which may make processing such transactions impractical.

After We process Your election, We will either mail You new Schedule Pages, or attach new Schedule Pages to Your policy. The new pages will disclose that all policy value and all future premium payments will be allocated to the NTGA.

THE NON-TRANSFERABLE GENERAL ACCOUNT
The NTGA is not part of the Separate Account. Rather, it is part of the General Account, which is the general asset account of PHL Variable Insurance Company. The policy value in the NTGA cannot decrease due to investment performance, but only due to deductions for policy charges. We will credit interest to the NTGA at rates that We declare, as discussed below.

We reserve the right to limit cumulative deposits made to the NTGA during any one week period to not more than $250,000.

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INTEREST CREDITS
We will credit interest daily on any amounts held in the NTGA at rates which We shall determine. In no event shall the effective annual rate of interest be less 3%.

Twice each calendar month We will set the interest rate that will apply to any deposit made to the unloaned portion of the NTGA during the applicable period of that month. That rate will remain in effect for such deposits for an initial guarantee period of one full year. Upon expiry of the initial one-year guarantee period, and for any deposits whose guarantee has just ended, the applicable rate shall be the same rate that applies to new deposits made at the time the guarantee period expires. Such rate will remain in effect for such deposits for a subsequent guarantee period of one full year.

LOANS
On the effective date of the election, the loaned portion of the Guaranteed Interest Account will be transferred to the loaned portion of the NTGA. The amount of any future loans also will be added to the loaned portion of the NTGA.

Loans against the policy after the effective date of the NTGA election will bear interest at such rate or rates as established by Us for any period during which the loans are outstanding. Each year, We will set the rate that will apply during the next policy year. Such rate will be effective at the beginning of that year and will apply to both new and any outstanding loans under this policy. Interest will be at an annual rate payable in arrears and will be compounded annually. Interest will accrue on a daily basis from the date of the loan.

We will let You know of the initial loan interest rate at the time a policy loan is made. If there are any outstanding loans, except for purposes of reinstatement, We will give You advance notice of any increase in the rate.

There is a maximum limit on the interest rate We can set. The maximum limit is the Published Monthly Average for the calendar month ending two months before the policy year begins or 5%, whichever is higher.

         The Published Monthly Average will be:

         A. The Corporate Bond Yield Average - Monthly Average Corporates as published by Moody's Investors Service, Inc. or any successor to that Service; or

         B. If that Monthly Average is no longer published, a substantially similar average, established by regulation issued by the insurance supervisory official of the state where this policy was delivered.

If the maximum limit for a policy year is at least 1/2% higher than the rate in effect for the previous policy year, We may increase the rate to not more than that limit.

If the maximum limit for a policy year is at least 1/2% lower than the rate in effect for the previous policy year, We must decrease the rate to not more than that limit.

Loan interest must be paid on each policy anniversary. If not paid when due, the interest will be charged as a loan against the policy and added to the policy debt. Policy debt may be repaid at any time prior to the second death while the policy is in full force.

If the policy debt ever exceeds the policy's loan value, this policy will cease and become void. But before We void the policy, We will first mail a written notice to You and any assigns at the post office addresses last known to Us. The policy will terminate 31 days after We mail the notice.

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TERMINATION OF THIS RIDER
This rider will terminate upon termination of the Basic Policy or, if earlier, Our receipt of Your Written Request to cancel this rider.

EFFECT ON POLICY PROVISIONS
Except as herein provided, neither this rider nor the election of the NTGA option will alter any provisions of the policy.


                         PHL Variable Insurance Company

                           /s/ Robert W. Fiondella
                           --------------------------
                               Robert W. Fiondella

              Chairperson of the Board and Chief Executive Officer

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